Interim Management’s Discussion and Analysis (“MD&A”)

Quarterly Highlights

For the three months ended March 31, 2017

Dated: May 11, 2017

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the three months ended March 31, 2017

Quaterra Resources Inc. (“Quaterra” or the “Company”) is a copper exploration and development company with the current objective of advancing its copper projects in the Yerington District, Nevada, United States. The following Interim Management’s Discussion and Analysis (“Interim MD&A”) focuses on the financial condition and results of operations of the Company for the three months ended March 31, 2017. The interim MD&A is prepared as of May 11, 2017 and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016, together with the related notes thereto. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts contained herein are in U.S. Dollars, unless otherwise indicated. The Company is based in Vancouver, British Columbia, Canada and its common shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and OTCQB Markets under the symbol “QTRRF”. Additional information related to Quaterra is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

Summary for the three months ended March 31, 2017

•

From June 2014 to March 31, 2017, Freeport-McMoRan Nevada LLC (“Freeport Nevada”) provided $12.15 million in funds to Quaterra subsidiary Singatse Peak Services LLC (“SPS”). These funds were made available in terms of an option agreement whereby Freeport Nevada can acquire an initial 55% interest in SPS by spending $40.75 million in three stages starting in June 2014. SPS used the funds for exploration of the Company’s 51-square-mile property in the historic Yerington Copper District of Nevada, including drilling, geophysical surveys, geologic mapping as well as land, water and minerals rights maintenance, compliance with environmental law and general administrative expenditures.

•

On January 19, 2017, Quaterra announced a 2017 drill program that would test targets throughout the Company’s Yerington land package. Freeport Nevada agreed to make accelerated option payments of up to $1.5 million that SPS intends to use to fund the program. The 2017 Yerington drill program is focused on locating and drilling both potential open-pitable and higher-grade porphyry and skarn mineralization in a number of prospective areas that have been identified across the property.

•	On March 20, 2017, the Company announced the settlement of $500,000 convertible notes by issuing 7,489,898 shares including shares for the interest portion due on some notes.

•

On March 29, 2017, the company announced it had commenced the 2017 drill program. Drill targets have been selected on the basis of geology, geophysical surveys, previous drilling results, and a recently completed induced polarization (IP) survey totaling 34 line kilometers. Drilling will include both reverse circulation and core, with Layne Christensen Company, Chandler, Arizona, providing both drill rigs.

•

On April 25, 2017, the Company announced it signed a lease agreement with Chuchuna Minerals Company, an Alaska corporation, giving it an option to purchase a 90% interest in the Groundhog copper prospect, a 40,000-acre property situated in an established copper porphyry belt located 200 miles southwest of Anchorage, Alaska. Groundhog is located on State of Alaska claims covering the northern extension of a 10- kilometer wide north-northeast trending structural zone that hosts a number of porphyry copper-gold prospects, including the large Pebble porphyry copper, gold and molybdenum project, which is approximately three miles south of the Groundhog claim boundary.

The Company is committed to funding $1 million for exploration in the first year of the agreement with Chuchuna, and a minimum of $500,000 in each of the following four years. The Company can earn its 90% interest in Groundhog by providing a total of $5 million in funding for exploration over five years, and by paying Chuchuna a lump sum of $3 million by the end of the fifth year. The Company has no obligation to exercise its option and can terminate the agreement at its discretion annually. Chuchuna will be the operator of the project and will plan, implement and manage exploration field programs as set out in a budget and work plan approved by Quaterra.

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the three months ended March 31, 2017

Review of Operations and Financial Results

The Company’s results have been largely driven by the level of its property holding costs, exploration activities and corporate strategic initiatives. The Company has had no revenue from mining operations since its inception.

The scale and nature of the Company’s corporate and administrative activity have remained relative consistent over the periods presented above. Quarterly fluctuation in (loss) income and comprehensive (loss) income have mainly been caused by non-cash fair value on derivative liabilities and settlement of the convertible notes in the first quarter of 2017.

Excluding non-cash items, general administrative expenses decreased by $0.04 million, or 13%, from same period in 2016 mainly due to the elimination of certain consulting work in the second half of 2016.

On February 28, 2017, the Company’s shares had achieved a closing price of C$0.12 or more for 10-consecutive trading days on the TSXV, and in accordance with the terms of the convertible notes issued on July 2, 2014, the principal of the notes was automatically deemed to have been converted to shares at a rate of C$0.10 per share. The $79,972.60 interest portion due on some of the notes was paid in shares with the remaining interest of $53,315.07 paid in cash. A total of 7,489,898 shares were issued to settle the convertible notes.

As a result, a $0.22 million loss on the settlement of the convertible notes was recorded in the period due to the difference between the market price of the shares and the conversion rate.

Significant increases and decreases quarter to quarter in the Company’s stock price can have a significant impact on the value of the derivative liabilities issued by the Company in conjunction with debt and equity instruments.

Quarterly Information

The following table sets out the quarterly financial information for each of the last eight quarters:

	Q1'17	Q4'16	Q3'16	Q2'16	Q1'16	Q4'15	Q3'15	Q2'15
	$	$	$	$	$	$	$	$
Administration and general office	(274)	(151)	(303)	(440)	(312)	(382)	(384)	(543)
Share-based payments	-	-	-	(136)	-	-	(196)	(2)
Exploration partner fee, net of costs	-	19	(20)	7	13	(2)	17	(4)
Fair value gain (loss) on derivative liability	(44)	(234)	(43)	-	731	(351)	465	(1,589)
Foreign exchange gain (loss)	(24)	35	(44)	56	(24)	2	25	(10)
Gain on sale of mineral properties	-	-	81	112	343	-	-	-
Loss on settlement of convertible notes	(222)
Impairments of mineral properties	-	-	(34)	(1,446)	-	-	-	-
Interest income (expenses)	(12)	-	(64)	37	(48)	(11)	(25)	(20)
Net (loss) income	(576)	(331)	(427)	(1,810)	703	(744)	(98)	(2,168)
Basic (loss) income per share	(0.00)	(0.00)	(0.00)	(0.01)	0.00	(0.00)	(0.00)	(0.01)

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the three months ended March 31, 2017

Liquidity and Capital Resources

Cash and cash equivalents were $5.6 million at March 31, 2017. The Company believes it has sufficient cash to maintain its operations in the next 12 months.

Cash used by investing activities was primarily used in exploration activities of $0.75 million which includes preparation of the 2017 drilling program, mineral property maintenance, and general support in Yerington.

The $500,000 convertible note was fully converted to 6,609,000 shares at rate of CAD$0.10 per share. The Company settled interest payments by issuing additional 880,898 shares and paying $53,310 in cash.

Accounts payable and other accrued liabilities were incurred at market rates with arm’s length third party suppliers, primarily for goods and services related to the Company’s exploration of its Yerington assets, and also for professional fees and other overhead expenses incurred in the normal course of operations. The Company is not aware of any contingencies as at March 31, 2017.

Related Party Information and Commitments

Manex Resource Group is a private company controlled by the Corporate Secretary of the Company. It provides head office premises at CAD$8,000 per month and general corporate services to the Company at CAD$5,000 per month expiring August 31, 2017. The Company may cancel the corporate services with a 30-day notice. The Company would be required to pay $40,000 if to terminate the office premises as of March 31, 2017

Outstanding Share Data

As at May 11, 2017, 200,969,314 common shares were issued and outstanding, 54,531,000 warrants were outstanding at a weighted exercise price of $0.14, and 15,550,000 stock options were outstanding with exercise prices ranging from CAD$0.05 to CAD$0.45.

Changes in Accounting Policies and Critical Accounting Estimates

The significant accounting policies applied in preparation of the financial statements are consistent with those applied and disclosed in the Note 2 of the Company’s 2016 audited consolidated financial statements.

No new standards and amendments to existing standards have been adopted during the three months ended March 31, 2017.

Financial Instruments Risks

During the three months ended March 31, 2017, there has been no change in the Company’s financial instruments risks or its management approach to those risks.

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the three months ended March 31, 2017

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on the results, business prospects or financial position.

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s regulatory filings prior to making an investment in the Company. For a comprehensive list of the risks and uncertainties applicable to the Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Form 20-F which is available on the Sedar website at www.sedar.com and the SEC website at www.sec.gov.

Forward-Looking Statements

Certain statements made and information contain “forward-looking statements” within the meaning of the United States Private Securities Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”).

All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the futures are Forward-Looking Statements. The words such as “believe”, “anticipate”, “expect”, “estimate”, “strategy”, “plan”, “intend”, “may”, “could”, “would”, “should”, or similar expressions are intended to identify Forward-Looking Statements.

Forward-Looking Statements are based on the beliefs, expectations, and opinions of management on the date the statements are made. Actual results and future events could differ materially from those anticipated in Forward-Looking Statements and readers should not place undue reliance on such statements.

Note to U.S. Readers

The Company uses Canadian Institute of Mining, Metallurgy and Petroleum definitions for the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are advised that while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian regulations, including National Instrument 43-101 (“NI43-101”), the SEC does not recognize these terms. Accordingly, information contained in this MD&A contains descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies that are not required to comply with NI43-101 and that are subject to the reporting requirements under the U.S. federal securities laws and the rules and regulations thereunder. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. readers are cautioned not to assume that any part or all of the material in these categories will be converted into reserves. It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.

Technical Information

The technical information contained in this MD&A has been reviewed and approved by Thomas Patton Ph.D., Chairman and Chief Executive Officer of the Company, and a non-independent “qualified person” as defined in NI 43-101.